ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

Philip magri, esq.******

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in FL and NY

June 30, 2020

VIA ELECTRONIC EDGAR FILING

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	iCap Vault 1, LLC
Amendment No. 2 to Registration Statement on Form S-11
Filed May 14, 2020
File No. 333-236458

Dear Sir or Madam:

We have electronically filed herewith on behalf of iCap Vault 1, LLC (the “Company”) and Vault Holding, LLC (the “Guarantor”), as co-registrants (“Registrants”), Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-11 filed on February 14, 2020 and as amended on May 13, 2020 and May 14, 2020 (“Form S-11”). Amendment No. 3 is marked with < R > tags to show changes made from Amendment No. 2 to the Form S-11 filed on May 14, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Chris Christensen dated May 28, 2020. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Form S-11 filed on May 14, 2020

General

Comment 1: We note your response to comment 8 and your disclosure that the Board of Managers, in its sole discretion, will determine the interest rate from time to time after considering a number of market factors. It does not appear to us that your pricing structure on the notes complies with Item 202(b)(1) of Regulation S-K and Item 501(b)(3) of Regulation S-K. Please revise your pricing structure as appropriate. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the pricing structure of the floating interest rate of the Notes set forth in Amendment No. 3.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2020

Comment 2: The offering of up to $700,710 aggregate principal amount of the Notes to existing noteholders in exchange for tendered Private Placement Notes appears to constitute a tender offer that is subject to Section 14(e) of the Exchange Act and Regulation 14E thereunder. As such, please confirm that the offer will comply with all applicable provisions of Regulation 14E, including, but not limited to, the following: (i) the offer will be held open for no less than 20 business days (Rule 14e-1(a)), (ii) the offer will be held open and for at least 10 business days from the date that notice of any increase or decrease in the consideration offered (which would include a change in the interest rate of the Notes) is given to security holders (Rule 14e-1(b)), and (iii) the offeror and other “covered persons” will not directly or indirectly purchase or arrange to purchase Private Placement Notes from the time of public announcement of the tender offer (meaning February 14, 2020) until the offer expires (Rule 14e-5).

Response: In response to the Staff’s comment, the Company shall no longer be offering Notes in exchange for tendered Private Placement Notes. Accordingly, the Company has revised Amendment No. 3 to remove language providing for the offer of Notes in exchange for tendered Private Placement Notes.

Comment 3: We note the following disclosure on page 45: “In our sole discretion, we have the right to terminate the offering at any time, even before we have sold all the Notes. There are no specific events which might trigger our decision to terminate the offering.” The offer may not be terminated at any time for any reason without the offer potentially constituting an illusory offer in contravention of Section 14(e). Please revise this disclosure, and other statements similar to it, to make clear that the Company may only terminate the offer pursuant to objectively determinable offer conditions.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 3 to make clear that the Company may only terminate the offer pursuant to objectively determinable offer conditions.

Comment 4: We note the statement on page 9 and elsewhere that “Any such partial redemption of outstanding Notes may be effected by lot or pro rata or by any other method that is deemed fair and appropriate by us.” Please confirm your understanding that any such redemption will comply with applicable tender offer rules.

Response: In response to the Staff’s comment, the Company confirms, and has revised Amendment No. 3 to provide that, any such partial redemption of outstanding Notes will comply with applicable tender offer rules.

Prospectus Summary

Recent Developments, page 10

Comment 5: We note your response to comment 3. Please revise to indicate that the repayment of $14,739,855 was a return of capital to investors.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 3 to indicate that the repayment of $15,717,950 was a return of capital to investors.

Plan of Distribution

The Offering will be Sold by Our Officers and Directors, page 43

Comment 6: We note your response to comment 16. Please revise your plan of distribution to describe the specific activities that your officers and directors will engage in in the offer and sell the securities on your behalf.

Response: In response to the Staff’s comment, the Company has revised its plan of distribution in Amendment No. 3 to describe the specific activities that the Company’s officers and directors will engage in in the offer and sale of the securities of the Company.

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations, page 83

Comment 7: We note your statement that “we believe we will need at least $500,000 to provide working capital and $500,000 for professional fees for the next 12 months. We will utilize from the initial $500,000 raised in the offering for such required amounts for working capital and professional fees for the next 12 months.” Please revise to clarify the amounts raised in the offering required for working capital and professional fees for the next 12 months.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 3 to clarify the amounts raised in the offering required for working capital and professional fees for the next 12 months.

Index to Financial Statements, page F-1

Comment 8: Please tell us how you determined it was unnecessary to provide financial statements of Vault Holding 1, LLC. Please refer to Rule 3-10 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. We note that paragraph (e) of Rule 3-10 of Regulation S-X (“Rule 3-10”) provides an exception to Rule 3-10(a)(1). Specifically, Rule 3-10(e) states, “[w]hen a parent company issues securities and one of its subsidiaries guarantees those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the subsidiary guarantor if:

(1)	The subsidiary guarantor is 100% owned by the parent company issuer;

(2)	The guarantee is full and unconditional;

(3)	No other subsidiary of that parent guarantees the securities; and

(4)	The parent company’s financial statements are filed for the periods specified by §§ 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

(i)	The parent company;

(ii)	The subsidiary guarantor;

(iii)	Any other subsidiaries of the parent company on a combined basis;

(iv)	Consolidating adjustments; and

(v)	The total consolidated amounts.”

Note 2 to paragraph (e) states that “[i]nstead of the condensed consolidating financial information required by paragraph (e)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantee is full and unconditional, and any subsidiaries of the parent company other than the subsidiary guarantor are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.”

Furthermore, Note 3 to paragraph (e) states that “[i]f the alternative disclosure permitted by Note 2 to this paragraph is not applicable because the parent company has independent assets or operations, the condensed consolidating financial information described in paragraph (e)(4) may omit the column for ‘any other subsidiaries of the parent company on a combined basis’ if those other subsidiaries are minor.”

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2020

The Company has two subsidiaries, Vault Holding, LLC and Vault Holding 1, LLC, which are each 100% owned. Vault Holding 1, LLC is fully and unconditionally guaranteeing the Notes being issued by the Company. No other subsidiary of the Company is guaranteeing the Notes (Vault Holding, LLC is not guaranteeing the Notes being issued by the Company).

Vault Holding 1, LLC, the guarantor of the Notes, was formed as a Delaware limited liability company on April 28, 2020 and has been inactive from inception through the date of this filing. Therefore, notwithstanding the foregoing requirements of Rule 3-10(e)(4), since the audited consolidated financial statements of iCap Vault 1, LLC for the year ended December 31, 2019 and the period from July 30, 2018 (inception) through December 31, 2018 and the interim unaudited condensed consolidated financial statements of iCap Vault 1, LLC for the quarter ended March 31, 2020 and 2019 in the registration statement cover periods of time prior to the formation of Vault Holding 1, LLC on April 28, 2020 and Vault Holding 1, LLC has been inactive from inception through the date of this filing, there is no condensed consolidated financial information regarding Vault Holding 1, LLC to disclose in the notes to such financial statements of iCap Vault 1, LLC. Please note that the Company did disclose in Note 1 to the consolidated financial statements for the year ended December 31, 2019 and the period from July 30, 2018 (inception) through December 31, 2018, and unaudited condensed consolidated financial statements for the three months ended March 31, 2020 and 2019, of iCap Vault 1, LLC that Vault Holding 1, LLC has been inactive since its formation through the date of this filing.

If the Staff has any further comments regarding the Form S-11, Amendment No. 3 or any subsequent amendments to the Company’s offering statement on Form S-11, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Isaac Esquivel/ U.S. Securities and Exchange Commission
Jennifer Monick/ U.S. Securities and Exchange Commission
Jonathan Burr/ U.S. Securities and Exchange Commission
David Link/ U.S. Securities and Exchange Commission
Chris Christensen/iCap Vault 1, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, SUITE 600 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832